UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2015 and 2014

*All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Security Bancshares, Inc. 401(k) Plan (the “Plan”) at December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. This Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

Enterprise, Alabama

June 21, 2016

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
Assets

Investments, at fair value:
Participant directed:
Cash	$41,538	$51,886
Mutual Funds	8,813,480	10,190,111
United Security Bancshares, Inc. Stock	2,563,478	2,595,815
Total investments, at fair value	11,418,496	12,837,812

Investments, at contract value:
Participant directed:
Fully benefit-responsive contract	1,695,801	—
Total investments	13,114,297	12,837,812

Receivables:
Employee contributions	23,686	—
Employer contributions	15,133	—
Dividends	34,722	—

Total receivables	73,541	—

Net assets available for benefits	$13,187,838	$12,837,812

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

2015
Additions to net assets attributed to:
Investments:
Dividend income	$307,239
Net unrealized/realized appreciation (depreciation) in fair value of investments	(269,111)
Net investment gains	38,128
Contributions:
Employer	384,219
Participant	671,444
Rollover	44,203
Total contributions	1,099,866
Net additions	1,137,994

Deductions from net assets attributed to:
Benefit payments to participants	787,968

Net increase in net assets available for benefits	350,026

Net assets available for benefits at beginning of year	12,837,812

Net assets available for benefits at end of year	$13,187,838

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (the “Company,” the “Plan Sponsor” and the “Plan Administrator,” as applicable):

United Security Bancshares, Inc. (parent company)

First US Bank (the “Bank”)

Acceptance Loan Company, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is currently administered by certain employees of the Company and the Bank.

Effective January 1, 2015, the Plan was converted from an employee stock ownership plan (with 401(k) provisions) to a 401(k) plan, and the name of the Plan was changed from “United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)” to “United Security Bancshares, Inc. 401(k) Plan.”  In connection with the conversion, the employee stock ownership provisions were eliminated and replaced with allowances for investment in the Collective Trust Fund, United Security Bancshares, Inc. Stock (the “Collective Trust Fund”).  Additionally, effective January 1, 2015, the Plan added age 59 ½ in-service distribution provisions, as well as a provision that limits investment in the Collective Trust Fund to 20% of incoming contributions (measured at the time of investment).

Contributions

Each year, participants may make contributions of pre-tax annual compensation, as defined in the Plan, in amounts up to the applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may make “catch-up” contributions to their accounts on a pre-tax basis. Participants may rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Plan Sponsor will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Plan Sponsor also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions. There were no such discretionary contributions made during the years ended December 31, 2015 and 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Plan Sponsor’s match and Plan earnings, and reduced for any participant distributions, Plan losses and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Employees are eligible to participate in the Plan on the first day of the month following their date of commencement of employment. Participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon.

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Participants are immediately vested in contributions; therefore, the Plan has no forfeitures.

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for purchasing a primary residence; financing higher education for the participant, the participant’s spouse or a participant’s dependent; paying unreimbursed medical expenses; or alleviating certain other financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or installments, or they may rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to the participant’s estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) on the accrual basis.

Reclassifications

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation.

Investment Valuation and Income Recognition

The Plan’s investments generally are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts, which are included in the BNY Mellon Stable Value Fund, are reported at contract value.  Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The adjustment from contract value to fair value as of December 31, 2015 is insignificant.

Payment of Benefits

Benefits are recorded when paid.

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Adoption of New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient, limiting the disclosures to investments that the entity has elected to measure the fair value using the practical expedient. The Plan early implemented the provisions of ASU 2015-07 retroactively in the fair value disclosures for investments in the accompanying consolidated financial statements. There was no effect on previously reported net assets available for benefits due to the adoption of this new accounting standard.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965), which included new reporting and disclosure requirements for employee benefit plans. The Plan elected to early implement the provisions of this new accounting standard. Under the newly adopted standard, the Plan now reports fully-benefit responsive investment contracts at contract value only, with no adjustment for estimated fair value. Additionally, the Plan’s disclosures related to investments have now been changed to conform to the requirements of the new standard, which generally results in disclosures that are less complex. Comparative financial statements and disclosures of prior years have been adjusted to apply the new requirements retrospectively. There was no effect on previously reported net assets available for benefits due to the adoption of this new accounting standard.

Subsequent Events

The Plan’s management evaluated subsequent events through the date on which the financial statements were issued. Refer to Note 7.

NOTE 3. FAIR VALUE MEASUREMENTS

The Plan uses GAAP’s three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2 - Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

●	Inputs other than quoted prices that are observable for the asset or liability; and

●	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Cash: The carrying value approximates fair value.

Mutual Funds: The fair value of mutual funds is at the quoted market prices in active markets.

United Security Bancshares, Inc. Stock: The fair value of United Security Bancshares, Inc. common stock is valued at the closing price reported on the active market.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes that the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
Description	Level 1	Level 2	Level 3	Total

Cash	$41,538	$—	$—	$41,538
Mutual Funds	8,813,480	—	—	8,813,480
United Security Bancshares, Inc. Stock	2,563,478	—	—	2,563,478
	$11,418,496	$—	$—	$11,418,496
Other funds measured at net asset value*				1,695,801
Total				$13,114,297

	Assets at Fair Value as of December 31, 2014
Description	Level 1	Level 2	Level 3	Total

Cash	$51,886	$—	$—	$51,886
Mutual Funds	10,190,111	—	—	10,190,111
United Security Bancshares, Inc. Stock	2,595,815	—	—	2,595,815
Total	$12,837,812	$—	$—	$12,837,812

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

*In accordance with FASB Accounting Standards Codification (“ASC”) Subtopic 820-10, the BNY Mellon Stable Value Fund measures fair value using the net asset value per share practical expedient and has not been classified in the fair value hierarchy. The BNY Mellon Stable Value Fund is comprised of a diversified portfolio of fixed-income instruments, which primarily include guaranteed investment contracts (“GICs”), including synthetic, traditional and insurance company separate account GICs.

NOTE 4. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the 2014 and 2015 Plan years, Plan investments were managed by The Trust Company of Sterne, Agee & Leach, Inc. Fees paid by the Plan Sponsor for administrative and recordkeeping services totaled $21,477 for the year ended December 31, 2015. The Trust Company of Sterne, Agee & Leach, Inc. was the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of Company stock. The Plan’s investment in Company stock was approximately $2.6 million as of both December 31, 2015 and December 31, 2014. During the years ended December 31, 2015 and 2014, the Plan purchased 23,495 and 42,482 units of the Collective Trust Fund (which is primarily comprised of Company stock) at a cost of $158,779 and $282,108, respectively.  During the years ended December 31, 2015 and 2014, the Plan sold 35,457 and 79,540 units of the Collective Trust Fund for $245,443 and $526,675, respectively.

The Company pays for all legal, accounting and other services on behalf of the Plan.

NOTE 5. INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by letter dated August 5, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and the Plan Sponsor submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 21, 2016, the Plan Administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with applicable requirements of the IRC. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2015, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2012.

NOTE 6. RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 20% and 21% of the Plan’s net assets were invested in Company stock at December 31, 2015 and 2014, respectively. The underlying value of the Company stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors. Accordingly, the Plan has a concentration risk regarding the stock performance of the Company.

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6. RISKS AND UNCERTAINTIES (Continued)

In addition, as a result of funds selected by participants, certain other funds individually represent a concentration of greater than 10% of the Plan’s net assets available for benefits. Although these individual funds maintain a level of diversification through investment in multiple equity, debt or other investments, there may be a concentration of risk in that the funds are invested at the direction of a single fund manager. The individual funds that represented greater than 10% of the Plan’s net assets available for benefits included the BNY Mellon Stable Value Fund at December 31, 2015 and the Federated Prime Obligations Instl SVC Fund and Federated MDT Stock Trust SS Fund at December 31, 2014.

NOTE 7. SUBSEQUENT EVENTS

Effective January 1, 2016, the trustee of the Plan changed from The Trust Company of Sterne, Agee & Leach, Inc. to Warren Averett Asset Management, LLC.

UNITED SECURITY BANCSHARES, INC.

401(k) PLAN

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Plan Number 001)

(Employer Identification Number 63-0843362)

DECEMBER 31, 2015

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash	41,538 shares	**	$ 41,538
*	United Security Bancshares, Inc. Stock	286,725 shares	**	2,563,478
	AQR Managed Futures Strategy	15,101 shares	**	153,730
	DFA Commodity Strategy	27,243 shares	**	145,203
	DFA Inflation Protected Sec Portfolio	13,684 shares	**	155,726
	DFA International Small Co. Portfolio	17,957 shares	**	309,046
	DFA International Value Fd	43,629 shares	**	699,372
	DFA Micro Cap Portfolio	3,771 shares	**	66,035
	JPM Strategic Income Opps Sel	22,005 shares	**	244,041
	BNY Mellon Stable Value Fd Class M	1,695,801 shares	**	1,695,801
	Merger Fund	15,510 shares	**	237,459
	Robeco Bos Long-Short Research	10,313 shares	**	153,764
	Steelpath MLP Alpha Fund Class I	17,892 shares	**	157,089
	Vanguard Emerging Mrkts Stock Index Fd ADMI	13,826 shares	**	377,873
	Vanguard Growth Index Fd - ADMR	13,068 shares	**	715,715
	Vanguard High-Yield Corp Fd - INV	84,395 shares	**	467,546
	Vanguard INT_TRM Corp Fd - INV	92,519 shares	**	891,880
	Vanguard Market Neutral Fund Investor	15,423 shares	**	187,084
	Vangurad Mid-Cap Growth Index	17,760 shares	**	762,605
	Vangurad Mid-Cap Value Index Fund	14,396 shares	**	641,207
	Vangurad REIT Index Fd - ADM	3,992 shares	**	450,990
	Vangurad Small-Cap Growth Index	5,741 shares	**	245,322
	Vangurad Small-Cap Value Index Fund	6,768 shares	**	287,390
	Vanguard Total BD MKT Index - ADMR	73,337 shares	**	780,311
	Vanguard Value Index Fd - ADMR	21,499 shares	**	684,092

				$13,114,297

*	Party-in-interest.
**	Cost not required, funds are participant directed.

	See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC. 401(k) Plan
By:	/s/ Thomas S. Elley
Thomas S. Elley

Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer, Principal Accounting Officer) of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. 401(k) Plan

June 21, 2016

Exhibit Index

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm